Mail Stop 4561

November 25, 2008

Via U.S. Mail and Facsimile (425-936-7329)

Frank H. Brod
Corporate Vice President, Finance and Administration,
      and Chief Accounting Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

      Re: Microsoft Corporation
                  Definitive Proxy Statement
                  Filed September 29, 2008
                  File No. 000-14278

Dear Mr. Bord:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 13

Annual Cash Bonus, page 18

1.   Although you identify the performance objectives underlying the 2008 annual cash bonuses for your named executive officers, you do not disclose the target levels for those performance objectives which are quantitative (e.g., in the case of Mr. Johnson, financial performance for the Client segment and the Online

Services Business segment). Please note that performance target levels generally need to be disclosed to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. If you are relying on Instruction 4 to Item 402(b) to omit these target levels, please provide us with your competitive harm analysis, and note that Instruction 4 requires a discussion of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

Fiscal year 2008 Target Based SPSAs, page 20

2.   With respect to awards made under your Target Based SPSA program in 2008, you do not disclose the corporate operational performance targets or the team operational performance targets for each of your named executive officers. As with your annual cash bonus disclosure, if you are relying on Instruction 4 to Item 402(b) to omit these targets, please provide us with your competitive harm analysis.

3.   Please explain in more detail how the compensation committee determined the level of difficulty associated with achieving an award payout at the low, midrange and top target levels.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Frank H. Brod
Microsoft Corporation
November 25, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel